TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES SIGNIFICANT GOLD ASSAYS ON THE GIL JOINT VENTURE GOLD PROSPECT, FAIRBANKS, ALASKA

For Immediate Release: October 31, 2005, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) is pleased to announce that a reverse drilling program has been completed with GF Back Drilling to drill the Sourdough Ridge zone, which is located on the Gil joint venture claims in Fairbanks, Alaska.

Gold Assay Results – Sourdough Ridge

Hole #	From Ft	To Ft	Interval Ft	Au ppb	Au gpt
GRV05-488	80	90	10	1008	1.01
GRV05-489	90	95	5	1395	1.40
GRV05-490	0	5	5	1355	1.36
GRV05-490	45	75	30	2562	2.56
including	65	70	5	9640	9.64
GRV05-491	5	10	5	3160	3.16
GRV05-491	25	55	30	4319	4.32
including	25	30	5	14250	14.25
GRV05-491	85	95	10	2300	2.30
GRV05-491	110	115	5	1040	1.04
GRV05-491	110	135	25	1248	1.25
GRV05-491	165	170	5	1250	1.25
GRV05-492	10	25	15	1228	1.23
GRV05-493	60	65	5	2150	2.15
*GRV05-493	90	100	10	5120	5.12

*Drill hole 493 was still mineralized when it was terminated at 100 feet depth.

The Gil/Sourdough drilling consisted of 1,560 feet of RC drilling for a total of 9 holes. Additional drilling is planned following seasonal freeze-up to extend the Sourdough mineralized zone.

The Gil gold targets were identified by the 2004 Gil exploration program, which consisted of 1,020 feet of trenching, 18 reverse circulation drill holes totalling 4,175 feet and the collection of over 1,000 rock and soil samples for gold assays.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.